Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

APPOINTMENTS

Paris, December 6, 2004 — Effective January 1, 2005, Yves-Marie Dalibard is appointed Vice President, Corporate Communications.

He replaces Michel Hourcard, who is appointed at the same date Vice President UAE-Qatar of Middle East Division in the Exploration and Production Division.

Yves-Marie Dalibard, 54, was Deputy Director, Corporate Communications and Advertising and Vice President, Quality at BNP Paribas. Prior to the merger of BNP and Paribas in May 2000, he was Vice President, Corporate Communications at Paribas, which he joined in 1998. He previously exercised management control, industrial marketing, customer relations and communications responsibilities as Media Relations Manager (1990) and Deputy Director, Corporate Communications (1996) at Electricité de France, and had been responsible for natural gas purchasing at Gaz de France. Yves-Marie Dalibard holds a postgraduate degree in economics and is a graduate of the Rennes Business School (IAE).

Michel Hourcard, 47, is a graduate of the Ecole Centrale Engineering School in Paris. He began his career in the Scientific Department at the French Atomic Energy Commission (CEA) in 1980. He joined Total in 1982 as a Drilling Engineer. In 1990, he was appointed Manager of the Drilling Laboratory and in 1994, was put in charge of Chemicals Subsidiary Operations in the Finance Division, before being appointed Vice President, Investor Relations in 1995. He was Vice President, Iran in TotalFinaElf’s Exploration and Production Division from 2000 to 2001. On December 1, 2001, Michel Hourcard was appointed Vice President, Corporate Communications.